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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE, 2001

                                 VIRYANET LTD.
                (Translation of registrant's name into English)


                                 ViryaNet Ltd.
                             5 Kiryat Hamada Street
                        Science Based Industries Campus
                                  Luz Building
                          P.O. Box 23052, Har Hotzvim
                            Jerusalem 91230, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   [X]      Form  40-F   [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   [_]        No   [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.
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     Attached hereto are the ANNUAL REPORT, NOTICE TO SHAREHOLDERS, PROXY
STATEMENT, AND PROXY CARD, which were sent by the Company to its shareholders on June 1, 2001.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      VIRYANET LTD.



Date:    June 12, 2001                By: /s/ Winfried A. Burke
                                          ---------------------------------
                                          Name:  Winfried A. Burke
                                          Title: President and Chief Executive
                                                 Officer


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                                 EXHIBIT INDEX


               Exhibit No.                 Description
               -----------                 -----------

                  99.1                     2000 Annual Report

                  99.2                     Notice to Shareholders

                  99.3                     Proxy Statement

                  99.4                     Proxy Card

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